082-03428

07027848

RECEIVED

2007 NOV -7 A 3:42

HINDALCO INDUSTRIES LIMITED

Registered Office: Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai – 400 030, Maharashtra.

SUPPL

MEETING OF EQUITY SHAREHOLDERS	CONTENTS PAGE NOS.
DAY : Monday	Notice convening meeting of the Equity Shareholders ... 2
DATE : 12th November, 2007	Explanatory Statements under Section 393 of the Companies Act, 1956 3-14
TIME : 11.30 a.m.	Scheme of Amalgamation 15-22
VENUE : Ravindra Natya Mandir, Prabhadevi, Mumbai 400025.	Form of Proxy & Attendance Slip 23

PROCESSED

NOV 13 2007

THOMSON FINANCIAL

dlw 11/8

IN THE HIGH COURT OF JUDICATURE AT BOMBAY

ORDINARY ORIGINAL CIVIL JURISDICTION

COMPANY APPLICATION NO. 1061 OF 2007

In the matter of the Companies Act, 1956;

And

In the matter of Sections 391 to 394 of the Companies Act, 1956;

And

In the matter of Hindalco Industries Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai – 400 030, Maharashtra;

And

In the matter of Scheme of Amalgamation of Indian Aluminium Company, Limited with Hindalco Industries Limited.

Hindalco Industries Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai – 400 030, Maharashtra.) ...Applicant Company

NOTICE CONVENING MEETING OF THE EQUITY SHAREHOLDERS

To,

The Equity Shareholders of Hindalco Industries Limited

TAKE NOTICE that by an Order made on the 5th day of October, 2007, in the above Company Application, the High Court of Judicature at Bombay has directed that a meeting of the Equity Shareholders of the Applicant Company be convened and held on Monday, the 12th day of November, 2007 at 11:30 a.m (11:30 Hours) at Ravindra Natya Mandir, Prabhadevi, Mumbai-400 025, for the purpose of considering and if thought fit, approving with or without modifications, the Scheme of Amalgamation of Indian Aluminium Company, Limited with Hindalco Industries Limited.

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Equity Shareholders of the Applicant Company will be convened and held on Monday, the 12th day of November, 2007 at 11:30 a.m. (11:30 Hours) at Ravindra Natya Mandir, Prabhadevi, Mumbai-400 025, when you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by Proxy, provided that a Proxy in the prescribed form duly signed by you or by your authorised representative is deposited at the Registered Office of the Applicant Company at Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai – 400 030, Maharashtra, not later than 48 hours before the said meeting.

The Court has appointed Mr. A.K. Agarwala, a Director of the Applicant Company and in his absence Mr. E.B. Desai, a Director of the Applicant Company and in his absence, Mr. C.M. Maniar, a Director of the Applicant Company to be the Chairman of the said meeting.

A copy each of the Scheme, the Statement under Section 393 of the Companies Act, 1956 and a Form of the Proxy are enclosed herewith.

Mr. A. K. Agarwala
Chairman appointed for the meeting.

Dated this 9th day of October, 2007.

Registered Office:
Century Bhavan, 3rd Floor,
Dr. Annie Besant Road, Worli,
Mumbai – 400 030, Maharashtra
India.

Note: All alterations made in the Form of Proxy should be initialled.

Encl: as above.

IN THE HIGH COURT OF JUDICATURE AT BOMBAY

ORDINARY ORIGINAL CIVIL JURISDICTION

COMPANY APPLICATION NO. 1061 OF 2007

In the matter of the Companies Act, 1956;

And

In the matter of Sections 391 to 394 of the Companies Act, 1956;

And

In the matter of Hindalco Industries Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai – 400 030, Maharashtra;

And

In the matter of Scheme of Amalgamation of Indian Aluminium Company, Limited with Hindalco Industries Limited.

Hindalco Industries Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai – 400 030, Maharashtra.) ...Applicant Company

STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956.

(1) Pursuant to the Order dated 5th October, 2007 passed by the High Court of Judicature at Bombay, in the Company Application No. 1061 of 2007 a meeting of the Equity Shareholders of the Applicant Company to be held on Monday, the 12th day of November, 2007 at Ravindra Natya Mandir, Prabhadevi, Mumbai-400025, is being convened for the purpose of considering and, if thought fit, approving with or without modification the arrangement embodied in the Scheme of Amalgamation of Indian Aluminium Company, Limited with Hindalco Industries Limited.

(2) In this Statement, Hindalco Industries Limited is hereinafter referred to as the "Transferee Company", "Applicant Company" or "Hindalco" and Indian Aluminium Company, Limited is hereinafter referred to as the "Transferor Company" or "Indal". Where the context so requires, the Applicant Company and the Transferor Company are collectively referred to as the "Companies". The Scheme of Amalgamation is hereinafter referred to as "the Scheme".

(3) The Scheme was placed before the Board of Directors of the Applicant Company and the Transferor Company on 31st July, 2007. The Board of Directors of the two Companies approved the Scheme at the said meetings. A copy of the Scheme, setting out the terms and conditions of the proposed Amalgamation of the Transferor Company with the Applicant Company is enclosed herewith.

(4) The Registered Office of the Applicant Company is situated at Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai – 400 030, Maharashtra, India.

(5) The Registered office of the Transferor Company is situated at 1, Prafulla Chandra Sen Sarani (Formerly known as Middleton Street), Kolkata - 700071, India.

(6) The Share Capital of the Applicant Company and the Transferor Company as on 31st March, 2007 are set out in the Capital Structure Clause of Part A of the Scheme.

(7) The objects for which the Applicant Company has been established are as set out in the Memorandum and Articles of Association of the Applicant Company and the main objects are mentioned hereunder:

(1) To manufacture and/or produce and/or otherwise engage generally in the manufacture or production of or dealing in alumina, aluminium and aluminium products and by-products and the sale dealing or other disposition of alumina, aluminium and aluminium products and by-products and to do all acts and things necessary or required in the premises.

(2) To conduct and carry on any business relating to electro chemical products and metals, including aluminium and sodium, and their alloys, including the production or manufacture of and trading and/or sale or dealing in such products and metals.

(3) Without prejudice to the generality of the other powers of the Company:

(a) to mine, quarry, smelt, refine, manufacture, process, fabricate, purchase or otherwise acquire, sell or otherwise dispose of or deal in bauxite and other aluminium-bearing ores, alumina, aluminium, aluminium alloys, and compounds, aluminium goods, wares and products of all kinds, chemicals, chemical compounds and metals, minerals or other materials of every kind needed for or resulting from the mining, production or processing of bauxite or other aluminium-bearing ores, alumina, aluminium and aluminium products of every kind.

(b) *to search for, inspect, prospect, examine, explore, mine, quarry, purchase or otherwise acquire in the Union of India, or elsewhere in the world, bauxite or other aluminium bearing ores, feldspar, fluorspar and all other metals, minerals and mineral substances of every kind which may be of direct or indirect use in the production of alumina, aluminium and aluminium products or which may result as an incident to or by-product of any of the foregoing.*

(c) *to make or cause to be made studies, reports and tests to determine the desirability and feasibility of establishing an integrated aluminium business in the Union of India or to determine the desirability and feasibility of establishing plants, factories, mines and other facilities at various locations to serve such an aluminium business."*

(8) The objects for which the Transferor Company has been established are as set out in its Memorandum and Articles of Association, and the main objects are set out hereunder:

(1) *To conduct and carry on the business of general metal founders, casters, spinners, rollers and workers of metals and their alloys including aluminium, sodium, and their alloys, and metallic combinations of all kinds, electricals, mining, and civil engineers, metal and mineral merchants, miners, carriers and contractors.*

(2) *To conduct and carry on any business relating to the winning and working of electro-chemical products and metals, including aluminium or sodium, and their alloys, and the production, manufacture and trading in such products and metals, and to acquire lands, mining rights, water rights and other easements necessary for carrying on such work.*

(3) *To carry on any business relating to the winning and working of iron ore, coal, bauxite, magnesite, and other minerals or metallic ores or substances of all descriptions, the production and working of aluminium hydroxide, alumina, magnesia and other oxides, and the winning and working of salts, and other combinations thereof, and of any other chemical products."*

(9) The Applicant Company and the Transferor Company both form part of the Aditya Birla Group (hereinafter known as the "Group"). As of 31st March, 2007, the Applicant Company held 6,91,60,477 fully paid up equity shares of Rs. 2/- each constituting approximately 97.06% of the Share Capital of the Transferor Company.

(10) (a) Under the Scheme it is proposed to transfer the Undertaking of the Transferor Company to the Applicant Company on a going concern basis by way of an amalgamation in consideration for which the Applicant Company would issue to the shareholders of the Transferor Company other than the Applicant Company and its nominees, whose names are recorded in the register of members of the Transferor Company on a date (the "Record Date"), shares in the Applicant Company in lieu of the shares held by them in the Transferor Company in the following ratio (the "Share Exchange Ratio") that has been approved by the Board of Directors of both the Companies:-

(i) 1 (One) equity share of Re.1/- each in the Applicant Company credited as fully paid up ("New Equity Shares") for every 170 (One Hundred and Seventy) equity shares of Rs.2/- each fully paid-up held by them in the capital of the Transferor Company;

Or

(ii) 1 (One) 6% Preference Share in the Applicant Company credited as fully paid up for every 1 (One) equity share of Rs.2/- each fully paid-up held by them in the capital of the Transferor Company.

(b) The members of the Transferor Company excepting those holding less than 170 (One Hundred and Seventy) equity shares of Rs.2/- each in the Transferor Company shall accordingly have the option to take either New Equity Shares or Preference Shares in the Transferee Company as above. Such option shall however not be available in respect of the fractional equity shares, if any, to which such members of the Transferor Company holding not less than 170 (One Hundred and Seventy) equity shares of Rs.2/- each in the Transferor Company may be entitled in terms of the Share Exchange Ratio for New Equity Shares specified in Clause B-12 (d) (i) above. In lieu of the equity shares in the Transferor Company represented by such fractional entitlements, they shall be entitled to receive only corresponding number of Preference Shares for such residual equity shares in accordance with the Share Exchange Ratio specified in Clause B-12 (d) (ii) above. Pursuant to the Scheme becoming effective, the Transferee Company shall accordingly send to the eligible members of the Transferor Company an appropriate intimation and option form requiring them to exercise their option as above no later than 20 days from the date thereof.

(c) The members of the Transferor Company holding less than 170 (One Hundred and Seventy) equity shares of Rs.2/- each in the Transferor Company shall not have such option and shall be entitled only to Preference Shares in the Applicant Company in the Share Exchange Ratio for Preference Shares specified above.

(d) In default of the exercise of option by the members of the Transferor Company holding not less than 170 (One Hundred and Seventy) equity shares of the Transferor Company in the manner and within the time specified in the intimation and option form, such members shall be issued and allotted Preference Shares in the ratio specified above.

(e) The Preference Shares to be issued by the Applicant Company pursuant to Clause 10 above shall carry a preferential right to payment of dividend at the rate of 6% per annum with effect from the Appointed Date as defined in the Scheme on a cumulative basis and such Preference Shares shall be redeemable on 1st April, 2009. Such Preference Shares shall carry other rights applicable to the preference shares of the Applicant Company as specified in clause B-13(b) of the Scheme. The New Equity Shares

and Preference Shares to be issued by the Applicant Company, shall be subject to the Memorandum and Articles of Association of the Applicant Company. Further such New Equity Shares and Preference Shares shall, subject to applicable regulations, be listed and/or admitted to trading on the stock exchange(s) where the equity shares of the Applicant Company are listed and/or admitted to trading.

(f) The shares issued to the members of the Transferor Company pursuant to Clause 10 above shall be issued in dematerialized form by the Applicant Company, unless otherwise notified in writing by the shareholders of the Transferor Company to the Applicant Company on or before such date as may be determined by the Board of Directors of the Applicant Company or a Committee thereof. In the event that such notice has not been received by the Applicant Company in respect of any of the members of the Transferor Company, the shares in the Applicant Company shall be issued to such members in dematerialized form provided that, the members of the Transferor Company shall have an account with a depository participant and provide details thereof and such other confirmations as may be required. It is only thereupon that the Applicant Company shall issue and directly credit the dematerialized shares to the account of such member of the Transferor Company. In the event that the Applicant Company has received notice from any member that the shares are to be issued in the certificate form or if any member has not provided the requisite details relating to the account with a depository participant or other confirmations as may be required, then the Applicant Company shall issue the shares in certificate form to such members.

(11) M/s. Bansi Mehta & Co. the valuer was jointly appointed by the Applicant Company and the Transferor Company. The Valuer has submitted their valuation report dated July 31st 2007 containing their recommendations.

The fair value has been determined and Share Exchange Ratio recommended by the Valuer after taking into consideration all methodologies and factors, including shareholding pattern of the Transferor Company which shows that a large majority of shareholders hold less than 170 Equity Shares of the Transferor Company.

The Board of Directors of the Applicant Company and the Transferor Company respectively, based on such expert advice and on their own independent evaluation have concluded that the proposed Share Exchange Ratio as mentioned in paragraph 10 above is fair and reasonable and have decided to incorporate the same in the Scheme.

(12) The circumstances and/or reasons and/or grounds that have necessitated and/or justified the Scheme and the advantages thereof are inter-alia as set out below :

(a) Hindalco, a Company carrying on the business primarily of manufacture of various aluminium and copper products, acquired majority shareholding in the share capital of Indal, a Company manufacturing aluminium products in view, inter alia, of the commonality of business and interests of the said Companies. Following such acquisition in the year 2000, an appropriate process of integration of their said business and interests was initiated for better running, growth and development thereof. The same has since been substantially implemented. Presently, Indal has only one unit manufacturing aluminium foils at Kollur, Andhra Pradesh. The said unit has being working closely with the units of Hindalco. Such remaining business of Indal can now also be fully integrated and combined with the business of Hindalco and no useful purpose is being served in carrying on with two separate legal entities.

(b) As stated in clause 9 above, the Applicant Company already holds approximately 97.06% of the equity shares of the Transferor Company as on 31st March, 2007, and therefore it would be appropriate to consolidate the businesses of both the Companies, so as to achieve business synergies. Such an integrated and synergistic approach would also be essential to function in an increasingly competitive environment and benefit from growth opportunities.

(c) Both the Applicant Company and the Transferor Company have worked closely in the past to complement each other's strengths and product portfolios. Once implemented, the proposed amalgamation will further enhance the Applicant Company's operating efficiencies. It will also enable the Transferor Company's capital expenditure plans to be undertaken on a larger integrated balance sheet.

(d) For shareholders of the Transferor Company, the amalgamation would provide an opportunity to participate in the future growth of the combined business through shareholding in the Applicant Company.

(e) The Scheme is commercially and economically viable and feasible and is in fact fair and reasonable.

(f) The Scheme will make available the benefit of financial resources, as well as the managerial, technical, distribution and marketing expertise of each of the Companies and the same would enable the Applicant Company to develop a business entity that would be competitive.

(g) A larger and growth oriented company will mean enhanced financial and growth prospects for the Transferor Company.

(h) The Scheme will result in administrative and operational rationalisation, organisational efficiencies and economies of scale, reduction in overhead and other expenses and optimal utilisation of resources.

(i) The proposed merger would enhance shareholder value of the Transferor Company.

(13) The salient features of the Scheme are as follows:

- The Scheme envisages the amalgamation of the Transferor Company with the Applicant Company pursuant to the applicable provisions of the Companies Act, 1956 in the manner provided for in the Scheme.

- The Scheme provides that the "Appointed Date" shall be 1st April, 2007.
- The "Effective Date" for the Scheme means the last of the dates on which the following conditions and matters stated in Clause D-6 of the Scheme occur or have been fulfilled or waived (to the extent permissible in law):
  - (i) This Scheme being (a) approved by the respective requisite majorities of the various classes of members and creditors (where applicable) of the Transferor Company and the Transferee Company as required under the Act and (b) sanctioned by the Hon'ble High Courts at Calcutta and Bombay.
  - (ii) Such other sanctions and approvals including but not limited to in principle approvals, sanctions by any Governmental Authority (in relation to the transfer of Undertaking, sales tax benefits or entitlements or loans), if any, as may be required by law in respect of this Scheme being obtained; and
  - (iii) the certified copies of the orders of the High Courts sanctioning the Scheme being filed with the Registrar of Companies, Maharashtra and the Registrar of Companies, West Bengal.
- The term "Undertaking" under the Scheme shall mean the business of the Transferor Company on a going concern basis, consisting inter alia of:
  - (i) all assets and properties of the Transferor Company wherever situated, including the right to use such assets and properties, whether movable or immovable, tangible or intangible, plants and machineries, land, buildings, offices, capital work-in-progress, rolling stocks, investments, current assets (including inventories, sundry debtors, bills of exchange, loans and advances etc.), vehicles, D.G. sets, godowns, stocks and stores, warehouses, furnitures, fixtures, office equipments, appliances, accessories, power lines, water pipelines, depots, share of any joint assets, and other facilities and premises;
  - (ii) Without prejudice to the generality of the foregoing clause, the Undertaking of the Transferor Company shall include movable and immovable properties including investments, claims, powers, authorities, allotments, approvals, consents, registrations, contracts, engagements, arrangements including technical collaborations, product licensing arrangements, know-how, all permits, quotas, rights, entitlements, export/import incentives and benefits including Duty Entitlement Pass Book Scheme (DEPB) and advance licences, industrial and other licences, bids, tenders, letters of intent, expressions of interest, development rights (whether vested or potential and whether under agreements or otherwise), municipal permissions, approvals, consents, subsidies, tenancies in relation to the office and/or residential properties, all other intellectual properties including trade marks, patents, designs, copyrights, including any applications for registrations of the same and right to use such intellectual and industrial property rights, trade secrets, confidential information, domain names, benefit of any deposits, privileges, all other rights including sales tax deferrals and exemptions and other benefits, lease rights, licences, powers and facilities of every kind, nature and description whatsoever, rights to use and avail of telephones, fascsimile connections, internet, leased line connections, and installations, utilities, electricity and other services, provisions and benefits of all agreements, privileges, contracts and arrangements, including technological licensing agreements, computer programs, manuals, data, catalogues, sales and advertising materials, dossiers, registered/unregistered user rights and licences, and all other interests in connection with or relating to the Transferor Company.
  - (iii) all earnest moneys and/or security deposits paid by the Transferor Company.
  - (iv) all records, files, papers, engineering and process information, computer programmes, software licences, drawings, manuals, data, catalogues, quotations, sales and advertising materials, lists of present and former customers and suppliers, customer credit information, customer pricing information, and other records whether in physical or electronic form; and
  - (v) all present and future liabilities including contingent liabilities which shall further include any obligations under any licences and/or permits.

(14) The Scheme, inter alia, provides for the following:

(a) the amalgamation of the Transferor Company with the Applicant Company and the consequent cancellation of the entire Share Capital of the Transferor Company currently held by the Applicant Company and its nominees;

(b) The issue and allotment of shares in the Applicant Company to the shareholders of the Transferor Company, other than the Applicant Company and its nominees, in the manner described in paragraphs 10 and 11 above.

(c) various other matters consequential or otherwise integrally connected with the above, including:

(i) Alteration in the Memorandum and Articles of Association of the Applicant Company as mentioned in Part D-13 of the Scheme;

(ii) the manner of vesting and transfer of the assets of the Transferor Company in the Applicant Company;

(iii) the transfer of contracts, deeds, bonds, agreements, schemes, arrangements and other instruments of whatsoever nature relating to the Undertaking;

(iv) the transfer of all consents, permissions, licences, certificates, clearances, authorities, powers of attorney given by, issued to or executed in favour of the Transferor Company;

(v) the transfer of all debts, liabilities, duties, and obligations of the Transferor Company (as on the Appointed Date);

(vi) the transfer of all suits, actions and proceedings, by or against the Transferor Company and/or arising on or before the Effective Date;

(vii) the manner in which the business of the Transferor Company is to be carried on in trust by the Transferor Company for the benefit of the Applicant Company from the Appointed Date till the Effective Date;

(viii) the transfer of the permanent employees on the rolls of the Transferor Company on the Effective Date to the Applicant Company on terms and conditions not less favourable than those which they are enjoying in the Transferor Company and without any interruption of service as a result of the transfer.

(ix) Pursuant to the Scheme being effective, the Transferor Company shall be dissolved without winding up pursuant to the provisions of Section 394 of the Act.

(15) On the approval of the Scheme by the members of the Transferor Company and the members of the Transferee Company pursuant to Section 391 of the Act, it shall be deemed that the said members have also accorded all relevant consents under Section 31 and any other provisions of the Act to the extent the same may be considered applicable.

The members are requested to read the entire text of the Scheme to better acquaint with the provisions thereof as stated above. The aforesaid are only the salient features thereof.

(16) (a) The latest annual accounts of the Transferor Company and the Applicant Company have been audited for the financial year of the said companies, ended on March 31st, 2007. The said accounts indicate that apart from Current Liabilities and Provisions which are incurred and disposed off in the normal course of business and save and except Secured Loans of Rs. 5.3 crores in the case of the Transferor Company and Rs. 6410.20 crores in the case of the Applicant Company; and Unsecured Loans of Rs. nil in the case of the Transferor Company and Rs. 958.40 crores in the case of the Applicant Company, none of the Transferor Company and the Applicant Company had any other liabilities. The following summary of financial position of the Transferor Company and the Applicant Company is extracted from the said accounts as on March 31st, 2007:-

(Rs. in crores)

	Transferor Company	Applicant Company
Paid-up Share Capital	14.3	104.3
Reserves and Surplus (including debit balance of P & L account)	(1.2)	12,313.7
Less : Miscellaneous Expenditure not written off or adjusted	0.1	3.2
Net Shareholders' Funds	13.0	12,414.8
Assets (including Current Assets)	39.6	24,936.8
Liabilities (including Current Liabilities and Provisions but excluding Deferred Tax Liability)	24.9	11,396.1
Excess of Assets over Liabilities	14.7	13,540.7
Less: Deferred Tax Liability	1.70	1,125.9
	13.0	12,414.8

(b) Subsequent to the date of the aforesaid audited accounts there has been no substantial change in the financial position of the Transferor Company and the Applicant Company excepting those arising or resulting from the usual course of business. The Applicant Company, being a listed company has since also published its financial results for the quarter ended on 30th June, 2007 in accordance with the listing agreement with the Stock Exchanges. As per such financial results, the Applicant Company made a net profit of Rs. 602.9 crores for the quarter ended on 30th June, 2007 as compared to a net profit of Rs. 601.5 crores for the corresponding earlier quarter ended on 30th June, 2006.

(17) There is no likelihood that any of the creditors of the Applicant Company would lose or be prejudiced as a result of the Scheme being passed since no sacrifice or waiver is called for from them nor are their rights

sought to be modified in any manner. The Applicant Company would be able to meet the liabilities as they arise in the course of business. Hence, the Scheme in no way adversely affects the interest of any of the creditors.

(18) The Scheme provides that in the event of any approval(s) not being obtained and/or the Scheme not being sanctioned by the High Court of Judicature at Bombay on or before 30th June, 2008 or such later date as may be agreed by the respective Board of Directors of the Applicant Company and the Transferor Company, the same shall stand revoked/cancelled and will have no effect and become null and void and in that event, each Company shall bear its respective costs or shall bear costs as may be mutually agreed between both the Companies.

(19) The Directors of each of the Applicant Company and the Transferor Company may be deemed to be concerned and/or interested in the Scheme to the extent of their shareholding in the Companies, or to the extent the said Directors are common Directors in the Companies, or to the extent the said Directors are the partners, directors, members of the companies, firms, association of persons, bodies corporate and/or beneficiary of trust, that hold shares in any of the Companies.

(20) The present details of the Directors of the Applicant Company, and their shareholding in Hindalco and Indal either singly or jointly as on 30th June, 2007 are as follows:

Name of Director	Age	Position	Equity Shares held in		
	(years)		Hindalco (Re. 1 paid up)	Hindalco (Re.0.50 paid up)	Indal
Mr. K. M. Birla	40	Chairman	362,400	103,740	Nil
			15,000 (on behalf of his minor daughter as father and natural guardian)	*4,295 (on behalf of his minor daughter as father and natural guardian)*	
			271,510 (as Karta for the Aditya Vikram Kumar Mangalam Birla HUF)	*77,722 (as Karta for the Aditya Vikram Kumar Mangalam Birla HUF)*	
Mrs. Rajashree Birla	62	Director	241,140	69,030	Nil
Mr. E.B. Desai	76	Director	172,720	49,443	Nil
Mr. C.M. Maniar	71	Director	30,760	8,805	Nil
Mr. S.S. Kothari	85	Director	37,080	10,099	Nil
Mr. M.M. Bhagat	74	Director	2,700	772	Nil
Mr. K.N. Bhandari	65	Director	2,500	Nil	Nil
Mr. D. Bhattacharya	59	Director	2,500	715	Nil
Mr. A. K. Agarwala	74	Director	64,160	22,045	Nil
Mr. N.J. Jhaveri	72	Director	2500	Nil	Nil

(21) The present details of the Directors of the Transferor Company and their shareholding in Hindalco and Indal either singly or jointly as on 30th June, 2007 are as follows:

Name of Director	Age	Position	Equity Shares held in		
	(years)		Hindalco (Re. 1 paid up)	Hindalco (Re.0.50 paid up)	Indal
Mr. A.K. Agarwala	74	Director & Chairman	64,160	22,045	Nil
Mr. B.L. Shah	86	Director	Nil	Nil	Nil
Dr. S. Misra	42	Director	Nil	Nil	Nil
Mr. P.K. Choksey	84	Director	Nil	Nil	Nil
Mr. N.J. Jhaveri	72	Director	2500	Nil	Nil
Mr. A.L. Mudaliar	82	Director	Nil	Nil	Nil

(22) The Scheme will have no effect on the interest of the Directors except in their capacity as shareholders. The particulars of the interest of Directors are available for inspection at the respective Registered offices of the Applicant Company and the Transferor Company.

(23) No investigation proceedings have been instituted or are pending under Sections 235 to 251 of the Act against the Applicant Company or the Transferor Company.

(24) The Transferor Company is an unlisted Company while the Applicant Company is a listed Company. The shares of the Applicant Company are listed on the National Stock Exchange and Bombay Stock Exchange. The Applicant Company has duly filed the Scheme with the said Stock Exchanges pursuant to the listing agreements entered into with them by the Applicant Company. In terms of such listing agreements, the said Stock Exchanges have since given their no-objection to the Scheme. The pre-amalgamation (existing) capital structure and shareholding pattern of the Transferor Company and the Applicant Company and post-amalgamation (expected) capital structure and shareholding pattern of the Applicant Company is as under:-

A. Pre-Amalgamation (existing) equity capital shareholding pattern of the Transferor Company as on 30th June, 2007:

	Category of Shareholder	No. of Share-holders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	Indian					
(a)	Individuals/ Hindu Undivided Family					
(b)	Central Government/ State Government(s)					
(c)	Bodies Corporate (Hindalco Industries Limited)	1	69,160,477	14,542,567	97.06%	97.06%
(d)	Financial Institutions/ Banks					
(e)	Any other (specify)					
	Sub-Total (A)(1)	1	69,160,477	14,542,567	97.06%	97.06%
(2)	Foreign					
(a)	Individuals (Non-Resident Individuals/ Foreign Individuals)	0	0	0	0	0
(b)	Bodies Corporate					
(c)	Institutions					
(d)	Any other (specify)					
	Sub-Total (A)(2)	0	0	0	0	0
	Total Shareholding of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	1	69,160,477	14,542,567	97.06%	97.06%

	Category of Shareholder	No. of Share-holders	Total number of shares	Number of shares held in demateria-lized form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(B)	**Public Shareholding**					
(1)	Institutions					
(a)	Mutual Funds/UTI	6	10,440	8,965	0.01%	0.01%
(b)	Financial Institutions/ Banks	25	15,309	8,245	0.02%	0.02%
(c)	Central Government/ State Government(s)	2	203,325	0	0.29%	0.29%
(d)	Venture Capital Funds					
(e)	Insurance Companies	3	1,040	930	0	0
(f)	Foreign Institutional Investors	6	1,050	0	0	0
(g)	Foreign Venture Capital Investors	0	0	0	0	0
(h)	Any other (specify)					
	Sub-Total (B)(1)	42	231,164	18,140	0.32%	0.32%
(2)	Non-institutions					
(a)	Bodies Corporate	294	94,874	76,007	0.13%	0.13%
(b)	Individuals -	11,429	1,714,837	718,649	2.41%	2.41%
	i. Individual shareholders holding nominal share capital up to Rs. 1 lakh					
	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh					
(c)	Any other (specify) Non Resident Individual	61	55,779	28,099	0.08%	0.08%
	Sub-Total (B)(2)	11,784	1,865,490	822,755	2.62%	2.62%
	Total Public Shareholding (B)=(B)(1)+(B)(2)	11,826	2,096,654	840,895	2.94%	2.94%
	Total (A)+(B)	11,827	71,257,131	15,383,462	100%	100%
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	0	0	0		0
	GRAND TOTAL (A)+(B)+(C)	**11,827**	**71,257,131**	**15,383,462**		**100%**

B.. Pre–Amalgamation (existing) equity capital shareholding pattern of the Applicant Company as on 30th June, 2007:

	Category of Shareholder	No. of Share-holders	Total number of shares	Number of shares held in demateria-lized form	Total shareholding as a percentage of total number of shares	
					% As a percentage of (A+B)	% As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group[2]**					
1	**Indian**					
	(a) Individuals/ Hindu Undivided Family	7	1291496	0	0.12	0.11
	(b) Central Government/ State Government(s)	0	0	0	0.00	0.00
	(c) Bodies Corporate	14	367744845	207226839	34.17	29.97
	(d) Financial Institutions/ Banks	0	0	0	0.00	0.00
	(e) Any Others (Specify) - Trust	1	16316130	16316130	1.52	1.33
	Sub Total(A)(1)	22	385352471	223542969	35.81	31.40
2	**Foreign**					
	a Individuals (Non-Residents Individuals/Foreign Individuals)	0	0	0	0.00	0.00
	b Bodies Corporate	0	0	0	0.00	0.00
	c Institutions	0	0	0	0.00	0.00
	d Any Others(Specify)	0	0	0	0.00	0.00
	Sub Total(A)(2)	**0**	0	0	0.00	0.00
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	22	385352471	223542969	35.81	31.40
(B)	**Public shareholding**					
1	**Institutions**					
	(a) Mutual Funds/ UTI	314	28030740	27991108	2.60	2.28
	(b) Financial Institutions/Banks	135	8921636	8839096	0.83	0.73
	(c) Central Government/ State Government(s)	1	287480	0	0.03	0.02
	(d) Venture Capital Funds	0	0	0	0.00	0.00
	(e) Insurance Companies	15	130850193	130843973	12.16	10.66
	(f) Foreign Institutional Investors	287	165601100	165572720	15.39	13.49
	(g) Foreign Venture Capital Investors	0	0		0.00	0.00
	(h) Any Other (specify)	0.00	0.00	0.00	0.00	0.00
	Sub-Total (B)(1)	752	333691149	333246897	31.01	27.19

	Category of Shareholder	No. of Share-holders	Total number of shares	Number of shares held in demateria-lized form	Total shareholding as a percentage of total number of shares	
					% As a percentage of (A+B)	% As a percentage of (A+B+C)
B 2	**Non-institutions**					
	(a) Bodies Corporate	5395	117734588	117734588	10.94	9.59
	(b) Individuals					
	I Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	514055	162406175	135369717	15.09	13.23
	II ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	53	22833386	21401941	2.12	1.86
	(c) Non-Residents Individuals	8698	19832881	16214785	1.84	1.62
	(c-i) Foreign Bodies Corporate	14	32726923	171213	3.04	2.67
	(c-ii) Foreign Nationals	0	0	0	0.00	0.00
	Any Other (specify)					
	a shares in Transit	865	1505676	1505676	0.14	0.12
	b Educational Trusts	0.00	0.00	0.00	0.00	0.00
	Sub-Total (B)(2)	529080	357039629	292397920	33.18	29.10
(B)	**Total Public Shareholding (B)= (B)(1)+(B)(2)**	529832	690730778	625644817	64.19	56.29
	TOTAL (A)+(B)	**529854**	**1076083249**	**849187786**	**100.00**	**87.69**
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	151046943	151046943		12.31
	GRAND TOTAL (A)+(B)+(C)	529855	1227130192	1000234729		100.00

Note: The Company has sent the Final Call Money Notice as per the Terms of Right Offer for payment of Call money amount of Rs. 1113 Crores. The Company has already received around Rs. 1060 Crores towards Final Call Money. The above shareholding patterns are prepared assuming that all partly paid up shares will become fully paid-up.

C. Post – Amalgamation (expected) equity capital shareholding pattern of the Applicant Company as on 30th June, 2007:

	Category of Shareholder	No. of Equity Share-holders	Total number of equity shares	Number of shares held in demateria-lized form	Total shareholding as a percentage of total number of shares	
					% As a percentage of (A+B)	% As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group[2]**					
1	**Indian**					
	(a) Individuals/ Hindu Undivided Family	7	1291496	0	0.12	0.11
	(b) Central Government/ State Government(s)	0	0	0	0.00	0.00
	(c) Bodies Corporate	14	367744845	207226839	34.17	29.97
	(d) Financial Institutions/ Banks	0	0	0	0.00	0.00
	(e) Any Others (Specify) - Trust	1	16316130	16316130	1.52	1.33
	Sub Total(A)(1)	**22**	**385352471**	**223542969**	**35.81**	**31.40**
2	**Foreign**					
	a Individuals (Non-Residents Individuals/Foreign Individuals)	0	0	0	0.00	0.00
	b Bodies Corporate	0	0	0	0.00	0.00
	c Institutions	0	0	0	0.00	0.00
	d Any Others(Specify)	0	0	0	0.00	0.00
	Sub Total(A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	**22**	**385352471**	**223542969**	**35.81**	**31.40**
(B)	**Public shareholding**					
1	**Institutions**					
	(a) Mutual Funds/ UTI	314	28030740	27991108	2.60	2.28
	(b) Financial Institutions/Banks	135	8921636	8839096	0.83	0.73
	(c) Central Government/ State Government(s)	1	287480	0	0.03	0.02
	(d) Venture Capital Funds	0	0	0	0.00	0.00
	(e) Insurance Companies	15	130850193	130843973	12.16	10.66
	(f) Foreign Institutional Investors	287	165601100	165572720	15.39	13.49
	(g) Foreign Venture Capital Investors	0	0		0.00	0.00
	(h) Any Other (specify)	0.00	0.00			
	Sub-Total (B)(1)	**752**	**333691149**	**333246897**	**31.01**	**27.19**

	Category of Shareholder	No. of Share-holders	Total number of shares	Number of shares held in demateria-lized form	Total shareholding as a percentage of total number of shares	
					% As a percentage of (A+B)	% As a percentage of (A+B+C)
B 2	**Non-Institutions**					
(a)	Bodies Corporate	5395	117734588	117734588	10.94	9.59
(b)	Individuals					
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	516576	162413558	135369717	15.09	13.23
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	53	22833386	21401941	2.12	1.86
(c)	Non-Residents Individuals	8698	19832881	16214785	1.84	1.62
(c-i)	Foreign Bodies Corporate	14	32726923	171213	3.04	2.67
(c-ii)	Foreign Nationals	0	000	0.00	0.00	0.00
	Any Other (specify)					
	a shares in Transit	865	1505676	1505676	0.14	0.12
	b Educational Trusts	0.00	0.00	0.00	0.00	0.00
	Sub-Total (B)(2)	**529080**	**357039629**	**292397920**	**33.18**	**29.10**
(B)	**Total Public Shareholding (B)= (B)(1)+(B)(2)**	**529832**	**690730778**	**625644817**	**64.19**	**56.29**
	TOTAL (A)+(B)	**529854**	**1076083249**	**849187786**	**100.00**	**87.69**
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	151046943	151046943		12.31
	GRAND TOTAL (A)+(B)+(C)	**532376**	**1227137575**	**1000234729**		**100.00**

Notes:

(1) The Company has sent the Final Call Money Notice as per the Terms of Right Offer for payment of Call money amount of Rs. 1113 Crores. The Company has already received around Rs. 1060 Crores towards Final Call Money. The above shareholding patterns are prepared assuming that all partly paid-up shares will become fully paid-up.

(2) The aforesaid post amalgamation (expected) shareholding pattern is based on the assumption that all public shareholders of Indal (i.e shareholders other than Hindalco) holding not less than 170 shares and being entitled to exercise the option for New Equity Shares will exercise such option and take 1 (One) Equity Share of Re.1/- each of Hindalco for every 170 Equity Shares of Rs.2/- each held by them in Indal as per the Share Exchange Ratio for the same. This would result in 7,383 New Equity Shares of Re.1/- each and 8,41,544 Preference Shares (6%) of Rs.2/- each being issued by Hindalco to the public shareholders of Indal as per existing shareholding pattern of Indal. Such 7,383 New Equity Shares has been included in the aforesaid post amalgamation (expected) shareholding pattern of Hindalco accordingly. However, the actual capital structure and shareholding pattern of Hindalco consequent to the Scheme will depend on actual exercise of options in terms thereof.

(24) Inspection of the following documents may be held at the Registered office of the Applicant Company on any working day (except Saturday) prior to the date of the meeting, between 10.00 a.m. to 12.00 noon:

- (i) Certified Copy of Order dated 5th October, 2007 of the High Court of Judicature at Bombay directing the convening of a meeting of the Equity Shareholders.
- (ii) Scheme of Amalgamation.
- (iii) Memorandum and Articles of Association of the Applicant Company and the Transferor Company.
- (iv) Annual Reports of the Applicant Company and the Transferor Company as on 31st March, 2007.
- (v) Financial results of the Applicant Company for the quarter ended on 30th June, 2007
- (vi) Valuation Report dated 31st July, 2007 of M/s. Bansi Mehta & Co.
- (vii) Copy of letters dated 19th September and 21st September, 2007 issued by the Bombay Stock Exchange and National Stock Exchange respectively giving their no objection to the Scheme.

(25) This statement may also be treated as a Statement under Section 173 of the Companies Act, 1956.

Mr. A. K. Agarwala
Chairman appointed for the meeting.

Dated this 9th day of October, 2007.

Registered Office:
Century Bhavan, 3rd Floor, Dr. Annie Besant Road,
Worli, Mumbai – 400 030, Maharashtra, India.

(All alterations made in the Form of Proxy should be initialled)

SCHEME OF AMALGAMATION

OF

INDIAN ALUMINIUM COMPANY, LIMITED

WITH

HINDALCO INDUSTRIES LIMITED

THE SCHEME:

This Scheme provides for the amalgamation of Indian Aluminium Company, Limited, the Transferor Company with Hindalco Industries Limited, the Transferee Company pursuant to Sections 391 to 394 and other relevant provisions of the Act.

The Scheme is divided into the following parts:

1. Part A - deals with the introduction and definitions.
2. Part B - deals with amalgamation of the Transferor Company with the Transferee Company.
3. Part C - deals with accounting treatment for the amalgamation in the books of Transferee Company.
4. Part D - deals with the general terms and conditions that would be applicable to the entire Scheme.
5. Part E – deals with other terms and conditions

In addition to the above, the Scheme also provides for various other matters consequential or otherwise integral to it.

Description of the Companies

1. The Transferor Company is presently engaged inter alia in conducting and carrying on packaging business comprising mainly of manufacture and sale of aluminium foil.
2. The Transferee Company is engaged in various businesses including the manufacture, production, marketing and, dealing in alumina, aluminium and downstream aluminium products, the generation of electricity, the manufacture of copper and certain precious metals, the processing, production, manufacture and marketing of certain types of chemicals (including di-ammonium phosphate) and rendering assistance and services in relation to the same and making of investments.
3. This Scheme provides for the transfer and vesting by way of a merger of the Undertaking (as defined hereinafter) of the Transferor Company in the Transferee Company and the consequent issue of shares by the Transferee Company to the shareholders of the Transferor Company.

PART A – INTRODUCTION & DEFINITIONS

In this Scheme, unless repugnant to the meaning or context thereof, the following expressions shall have the following meaning:

A-1. "Act" means the Companies Act, 1956 and includes any statutory re-enactment or modification thereof from time to time and any reference to the provisions of the said Act shall be construed accordingly;

A-2. "Appointed Date" means April 1, 2007;

A-3. "Courts" or "High Courts" mean the Hon'ble High Court of Judicature at Bombay and the Hon'ble High Court of Calcutta and shall include the National Company Law Tribunal, if applicable.

A-4. "Effective Date" means the last of the dates on which the conditions and matters referred to in Clause D-6 hereof occur or have been fulfilled or waived;

A-5. "Hindalco" or the "Transferee Company" means Hindalco Industries Limited, a company incorporated under the Act and having its registered office at Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai – 400 030, Maharashtra;

A-6. "Indal" or the "Transferor Company" means Indian Aluminium Company, Limited, a company incorporated under the Act and having its registered office at 1, Prafulla Chandra Sen Sarani (formerly known as Middleton Street), Kolkata – 700 071, India;

A-7. "Preference Shares" shall mean 6% Redeemable Cumulative Preference Shares of the Transferee Company of Rs. 2 each credited as fully paid up and redeemable on 1st April , 2009 with cumulative dividend.

A-8. "Record Date" shall have the meaning ascribed to it in Clause B-12 hereof;

A-9. "Scheme" means this Scheme of Amalgamation in its present form or with any modifications approved or directed by the Courts;

A-10. "Share Exchange Ratio" shall have the meaning ascribed to it in Clause B-12 hereof;

A-11. "Undertaking" shall mean the business of the Transferor Company on a going concern basis, consisting *inter alia* of:

(i) all assets and properties of the Transferor Company wherever situated, including the right to use such assets and properties, whether movable or immovable, tangible or intangible, plants and machineries, land, buildings, offices, capital work-in-progress, rolling stocks, investments, current assets (including inventories, sundry debtors, bills of exchange, loans and advances etc.), vehicles, D.G. sets, godowns, stocks and stores, warehouses, furnitures, fixtures, office equipments, appliances, accessories, power lines, water pipelines, depots, share of any joint assets, and other facilities and premises;

(ii) Without prejudice to the generality of the foregoing clause, the Undertaking of the Transferor Company shall include movable and immovable properties including investments, claims, powers, authorities, allotments, approvals, consents, registrations, contracts, engagements, arrangements including technical collaborations, product licensing arrangements, know-how, all permits, quotas, rights, entitlements, export/import incentives and benefits including Duty Entitlement Pass Book Scheme (DEPB) and advance licences, industrial and other licences, bids, tenders, letters of intent, expressions of interest, development rights (whether vested or

potential and whether under agreements or otherwise), municipal permissions, approvals, consents, subsidies, tenancies in relation to the office and/or residential properties, all other intellectual properties including trade marks, patents, designs, copyrights, including any applications for registrations of the same and right to use such intellectual and industrial property rights, trade secrets, confidential information, domain names, benefit of any deposits, privileges, all other rights including sales tax deferrals and exemptions and other benefits, lease rights, licences, powers and facilities of every kind, nature and description whatsoever, rights to use and avail of telephones, fascsimile connections, internet; leased line connections, and installations, utilities, electricity and other services, provisions and benefits of all agreements, privileges, contracts and arrangements, including technological licensing agreements, computer programs, manuals, data, catalogues, sales and advertising materials, dossiers, registered/unregistered user rights and licences, and all other rights hereafter accruing and other interests in connection with or relating to the Transferor Company.

(iii) all earnest moneys and/or security deposits paid by the Transferor Company.

(iv) all records, files, papers, engineering and process information, computer programmes, software licenses, drawings, manuals, data, catalogues, quotations, sales and advertising materials, lists of present and former customers and suppliers, customer credit information, customer pricing information, and other records whether in physical or electronic form; and

(v) all present and future liabilities including contingent liabilities and shall further include any obligations under any licenses and/or permits.

Capital Structure

The Share Capital Structure of the Transferor Company as on 31st March, 2007 is as follows:

Transferor Company :	As at 31st March, 2007	
	Nos	Rs. in Lacs
SHARE CAPITAL		
AUTHORIZED		
Ordinary ("Equity") Shares of Rs. 2 each	100,000,000	2,000.00
Unclassified Shares of Rs. 10 each	49,600,000	4,960.00
Cumulative Redeemable Preference Shares of Rs. 100 each	40,000	40.00
		7,000.00
ISSUED, SUBSCRIBED AND PAID-UP		
Ordinary ("Equity") Shares of Rs. 2 each	71,257,131	**1,425.14**
Out of 71,257,131 Ordinary Equity Shares, 69,160,477 Equity shares are held by the Transferee Company		

The Share Capital Structure of the Transferee Company as on 31st March 2007 is as follows:

Transferee Company:		
	As at 31st March, 2007	
	Nos	Rs. In Lacs
SHARE CAPITAL		
AUTHORIZED		
Equity Shares of Re. 1/- each.	1,450,000,000	14,500.00
14% Redeemable Cumulative Preference Shares of Rs. 100/- each	500,000	500.00
		15,000.00
ISSUED		
Equity Shares of Re. 1/- each	1,159,329,501	**11,593.30**
SUBSCRIBED AND PAID-UP		
Equity Shares of Re. 1/- each fully paid-up	927,808,470	9,278.08
Equity Shares of Re. 1/- each (Called & paid-up of Re. 0.50 each)	231,521,031	1,157.61
		10,435.69
Less: Face value of Shares forfeited	60,500	0.61
		10,435.08
Add: Forfeited Shares Account (Amount Paid-up)		0.30
		10,435.38
Less: Call-in-Arrears		2.90
		10,432.49

PART B – AMALGAMATION OF THE TRANSFEROR COMPANY.

Transfer and Vesting of the Undertaking:

B-1. Upon coming into effect of this Scheme, and with effect from the Appointed Date, the Undertaking of the Transferor Company (including all the estate, assets, rights, claims, title, interest and authorities including accretions and appurtenances) shall, subject to the provisions of Clauses B-2 and B-3 in relation to the mode of vesting and pursuant to the provisions of the Act and without any further act, instrument or deed, be transferred to and vested in and/ or deemed to have been transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date, the estate, assets, rights, claims, title, interest and authorities including accretions and appurtenances of the Transferee Company subject to Clause B-6 of this Scheme in relation to charges thereon in favour of banks and/or financial institutions.

B-2. In respect of such of the assets of the Transferor Company as are movable in nature or are otherwise capable of transfer by manual delivery of possession, payment or by endorsement and delivery, the same may be so transferred by the Transferor Company and shall become the property of the Transferee Company.

B-3. In respect of such of the assets belonging to the Transferor Company other than those referred to in Clause B-2 above, the same shall, as more particularly provided in Clause B-1 above, without any further act, instrument or deed, be transferred to and vested in and/or be deemed to have been and stand transferred to and vested in the Transferee Company with effect from the Appointed Date pursuant to the provisions of section 394 of the Act.

B-4. All debts, liabilities, outstandings and receivables of the Transferor Company shall on and from the Appointed Date, stand transferred to and vested in the Transferee Company without any further notice or other intimation to the debtors and the debtors shall be obliged to make payments to the Transferee Company on and after the Effective Date.

B-5. All estates, assets, rights, title, interests and authorities accrued to and/or acquired by the Transferor Company after the Appointed Date and prior to the Effective Date shall be deemed to have been accrued to and/or acquired for and on behalf of the Transferee Company and shall, upon the coming into effect of this Scheme, pursuant to the applicable provisions of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to have been transferred to or vested in the Transferee Company to that extent and shall become the estates, assets, rights, title, interests and authorities of the Transferee Company.

B-6. Upon the coming into effect of this Scheme and with effect from the Appointed Date:

(a) All secured and unsecured debts (whether in Indian Rupees or foreign currency), all liabilities, duties, obligations and undertakings of the Transferor Company of any nature whatsoever along with any charge, encumbrance, lien or security thereon (hereinafter referred to as the "Liabilities") shall, pursuant to the applicable provisions of the Act, without any further act, instrument or deed, be and stand transferred to and vested in or be deemed to have been transferred to and vested in, the Transferee Company, so as to become the Liabilities of the Transferee Company and that it shall not be necessary to obtain the further consent of any third party or other person who is a party to any contract or any arrangement by virtue of which such liabilities have arisen, in order to give effect to the provisions of this Clause.

(b) All debentures, bonds, notes or other debt securities of the Transferor Company, whether convertible into equity or otherwise, (the "Securities"), shall pursuant to the applicable provisions of the Act, without any further act, instrument or deed become Securities of the Transferee Company and all rights, powers, duties and obligations in relation thereto shall be and stand transferred to and vested in or deemed to have been transferred to and vested in and shall be exercised by and against the Transferee Company as effectually as if instead of the Transferor Company, the Transferee Company had issued the same.

(c) The security or charge relating to loans, debentures or borrowings of the Transferor Company shall continue to relate to the said assets as they hitherto relate after the Effective Date and shall not relate to or be available as security in relation to the borrowings of the Transferee Company for so long as the said security or charge remains outstanding.

(d) The assets of the Transferee Company shall not relate to or be available as security in relation to the said borrowings of the Transferor Company unless the Transferee Company otherwise agrees.

(e) Where any of the Liabilities of the Transferor Company as on the Appointed Date transferred to the Transferee Company have been discharged by the Transferor Company after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to have been for and on account of the Transferee Company.

(f) All loans raised and utilized and all debts, duties, undertakings, liabilities and obligations incurred or undertaken by the Transferor Company after the Appointed Date and prior to the Effective Date subject to the provisions of this Scheme shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme, pursuant to the applicable provisions of the Act, without any further act, instrument or deed be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company and shall become the debts, duties, undertakings, liabilities and obligations of the Transferee Company which shall meet, discharge and satisfy the same.

B-7. For the removal of doubts it is clarified that to the extent that there are inter-company loans, deposits, obligations, balances or other outstandings including any interest thereon, as between the Transferor Company and the Transferee Company, the obligations in respect thereof shall come to an end and there shall be no liability in that behalf and corresponding effect shall be given in the books of account and records of the Transferee Company for the reduction of such assets or liabilities as the case may be.

B-8. Legal Proceedings:

Upon the coming into effect of this Scheme, all suits, actions and proceedings (the "Proceedings") by or against the Transferor Company pending and/or arising on or before the Effective Date shall be continued and be enforced by or against the Transferee Company as effectually as if the same had been pending and/or had arisen by or against the Transferee Company.

B-9. Contracts

(a) Upon the coming into effect of this Scheme, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, arrangements, assurances and other instruments of whatsoever nature ("Contracts") to which the Transferor Company is a party or to the benefit of which the Transferor Company may be eligible, and which are subsisting or having effect immediately before the Effective Date, shall be in full force and effect against or in favour of the Transferee Company as the case may be and may be enforced as fully and effectually as if, instead of the Transferor Company, the Transferee Company had been a party or beneficiary or obligee thereto. The Transferee Company may if and wherever necessary, enter into and/or issue and/or execute deeds, writings or confirmations at any time, enter into any tripartite arrangements, confirmations or novations prior to the Effective Date to which the Transferor Company will, if necessary, also be a party in order to give formal effect to the provisions of this Clause.

(b) The Transferee Company may, at or any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, execute deeds of confirmation in favour of any party to any contract or arrangement to which the Transferor Company is a party or any writings as may be necessary to be executed in order to give formal effect to the above provisions. The Transferee Company shall, under the provisions of Part B of this Scheme, be deemed to be authorized to execute any such writings on behalf of the Transferor Company and to carry out or perform all such formalities or compliances referred to above on the part of the Transferor Company to be carried out or performed.

B-10. Saving of Concluded Transactions:

The transfer of the Undertaking of the Transferor Company, the continuance of Proceedings and the effectiveness of Contracts as mentioned hereinabove, shall not affect any transaction or Proceedings already concluded by the Transferor Company on or before the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things done and executed by the Transferor Company in respect thereto, as if done and executed on its behalf.

B-11. Employees:

(a) Upon the coming into effect of this Scheme, all permanent employees who are on the rolls of the Transferor Company on the Effective Date shall become the permanent employees of the Transferee Company, on such date and subject to the provisions hereof, on terms and conditions not less favourable than those on which they are engaged and/or which are applicable to them in the Transferor Company and without any interruption of service as a result of the transfer.

(b) The arrangements relating to the existing provident fund with Regional Provident Fund Commissioner and superannuation fund with the Life Insurance Corporation with respect to the employees of the Transferor Company shall be continued by the Transferee Company or may be substituted with any other arrangements that would not be less favourable to the employees .

B-12. Reorganization of Capital:

(a) The provisions of this Section shall operate notwithstanding anything to the contrary in this Scheme.

(b) The Transferee Company holds 97.06 % consisting of 6,91,60,477 equity shares of Rs. 2 each of the issued, subscribed and paid-up capital of the Transferor Company as on 31st March 2007. Upon the Scheme becoming effective the entire share capital held by the Transferee Company and/or its nominees in the Transferor Company shall stand cancelled without any further application, act or deed and without allotment of any new shares by the Transferee Company in lieu thereof.

(c) In consideration of this Scheme and as an integral part thereof, the share capital of the Transferee Company shall be restructured and reorganized in the manner set out herein.

(d) Upon the Scheme coming into effect and in consideration of the transfer and vesting of the Undertaking of the Transferor Company pursuant to Part B of this Scheme, the Transferee Company shall, subject to Clause B-12 (b) above, without any further act or deed, issue and allot to each member of the Transferor Company, other than itself and its nominees, whose name is recorded in the register of members of the Transferor Company on a date (the "Record Date") to be fixed in that behalf by the Board of Directors or a committee thereof of the Transferor Company, shares in the Transferee Company in lieu of the shares held by them in the Transferor Company in the following ratio (the "Share Exchange Ratio").

(i) 1 (One) equity share of Re.1/- each in the Transferee Company credited as fully paid up ("New Equity Shares") for every 170 (One Hundred and Seventy) equity shares of Rs.2/- each fully paid-up held by them in the capital of the Transferor Company;

Or

(ii) 1 (One) 6% Preference Share in the Transferee Company credited as fully paid up for every 1 (One) equity share of Rs.2/- each fully paid-up held by them in the capital of the Transferor Company.

(e) The members of the Transferor Company excepting those holding less than 170 (One Hundred and Seventy) equity shares of Rs.2/- each in the Transferor Company shall accordingly have the option to take either New Equity Shares or Preference Shares in the Transferee Company as above. Such option shall however not be available in respect of the fractional equity shares, if any, to which such members of the Transferor Company holding not less than 170 (One Hundred and Seventy) equity shares of Rs.2/- each in the Transferor Company may be entitled in terms of the Share Exchange Ratio for New Equity Shares specified in Clause B-12 (d) (i) above. In lieu of the equity shares in the Transferor Company represented by such fractional entitlements, they shall be entitled to receive only corresponding number of Preference Shares for such residual equity shares in accordance with the Share Exchange Ratio specified in Clause B-12 (d) (ii) above. Pursuant to the Scheme becoming effective, the Transferee Company shall accordingly send to the eligible members of the Transferor Company an appropriate intimation and option form requiring them to exercise their option as above no later than 20 days from the date thereof.

(f) The members of the Transferor Company holding less than 170 (One Hundred and Seventy) equity shares of Rs.2/- each in the Transferor Company shall not have such option and shall be entitled only to Preference Shares in the Transferee Company in the Share Exchange Ratio for Preference Shares specified in Clause B-12 (d) (ii) above.

(g) In default of the exercise of option by the members of the Transferor Company holding not less than 170 (One Hundred and Seventy) equity shares of the Transferor Company in the manner and within the time specified in the intimation and option form, such members shall be issued and allotted Preference Shares in the ratio specified in Clause B-12 (d) (ii) above.

(h) The New Equity Shares to be issued by the Transferee Company pursuant to sub clause (d) above shall rank pari passu in all respects with the existing equity shares of the Transferee Company save and except that the New Equity Shares shall be entitled to dividend, if any, with effect from the Appointed Date. The Preference Shares to be issued by the Transferee Company pursuant to sub clause (d) above shall carry a preferential right to payment of dividend at the rate of 6% per annum with effect from the Appointed Date on a cumulative basis and such Preference Shares shall be redeemable on April 1, 2009. Such Preference Shares shall carry other rights applicable to the preference shares of the Transferee Company as specified in clause B.13(b) herein. The New Equity Shares and Preference Shares to be issued by the Transferee Company shall be subject to the Memorandum and Articles of Association of the Transferee Company. Further such New Equity Shares and Preference Shares shall, subject to applicable regulations, be listed and/or admitted to trading on the stock exchange(s) where the equity shares of the Transferee Company are listed and/or admitted to trading.

(i) The shares issued to the members of the Transferor Company pursuant to sub-clause (d) above shall be issued in dematerialized form by the Transferee Company, unless otherwise notified in writing by the shareholders of the Transferor Company to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferee Company or a committee thereof. In the event that such notice has not been received by the Transferee Company in respect of any of the members of the Transferor Company, the shares in the Transferee Company shall be issued to such members in dematerialized form provided that the members of the Transferor Company shall have an account with a depository participant and provide details thereof and such other confirmations as may be required. It is only thereupon that the Transferee Company shall issue and directly credit the dematerialized shares to the account of such member of the Transferor Company. In the event that the Transferee Company has received notice from any member that the shares are to be issued in the certificate form or if any member has not provided the requisite details relating to the account with a depository participant or other confirmations as may be required, then the Transferee Company shall issue the shares in certificate form to such members.

(j) The shares to be issued by the Transferee Company pursuant to sub clause (d) above in respect of such of the equity shares of the Transferor Company which are held in abeyance shall also be kept in abeyance.

(k) In the event of there being any pending share transfer, whether lodged or outstanding, of any shareholder of the Transferor Company, the Board of Directors or any committee thereof of the Transferor Company shall be empowered in appropriate cases, prior to or even subsequent to the Record Date, to effectuate such a transfer in the Transferor Company as if such changes in registered holder were operative as on the Record Date. In order to remove any difficulties arising out of such transfer of shares in the Transferor Company and in relation to the shares issued by the Transferee Company after the effectiveness of this Scheme, the Board of Directors of the Transferor Company shall be empowered to remove such difficulties as may arise in the course of implementation of this Scheme and registration of new members in the Transferee Company on account of difficulties faced in the transaction period.

(l) Unless otherwise determined by the Board of Directors or any committee thereof of the Transferor Company and the Board of Directors or any committee thereof of the Transferee Company, issuance of shares in terms of sub clause (d) above shall be completed within 90 days from the Effective Date.

(m) No shares shall be issued by the Transferee Company in terms of sub clause (d) above in respect of the equity shares held on the Record Date by the Transferee Company and its nominees in the Transferor Company.

B-13. Alteration in the Memorandum & Articles of Association:

(a) As an integral part of the Scheme and upon the coming into effect of this Scheme, the Capital Clause V of the Memorandum of Association of the Transferee Company shall stand amended without any further act, deed, permission and/or compliances, reading as under.

"V. The Authorized Share Capital of the Company is Rs. 150,00,00,000/- (Rupees One Hundred Fifty Croies only) divided into 145,00,00,000 (One Hundred Forty Five Crores) Equity Shares of Re. 1 (Rupee One) each and 2,50,00,000 (Two Crores Fifty Lakhs) Redeemable Cumulative Preference Shares of Rs. 2 (Rupees Two) each carrying an appropriate rate of dividend as may be determined by the Articles of Association of the Company (free of Company's tax but subject to deduction of tax as required under the provisions of the Income Tax Act, 1961, for the time being in force), subject to be increased or decreased in accordance with the Company's regulations and legislative provisions for the time being in force in this behalf, and with power to divide the Shares in the Capital for the time being into Equity Share Capital and/or Preference Share Capital with or without voting rights as may be permissible at law, and to attach thereto respectively, any preferential, qualified or special rights, privileges or conditions as may be determined by or in accordance with the provisions of the Companies Act, 1956 and the regulations of the Company, and to vary, modify or abrogate any such rights, privileges or conditions in such manner as may for the time being be provided by the regulations of the Company."

(b) As an integral part of the Scheme and upon the coming into effect of this Scheme, Articles 4(i)(a), 4(i)(b), 4(i)(c), 4(i)(d), 4(ii)(a) and 4(ii)(e) of the Articles of Association of the Transferee Company shall stand amended any further act, deed, permission and/or compliances, as under.

Existing Articles 4(i)(a), 4(i)(b), 4(i)(c) and 4(i)(d) shall stand substituted by the following Articles:

"4(i)(a) The Authorized Share Capital of the Company is Rs. 150,00,00,000/- (Rupees One Hundred Fifty Crores only) divided into 145,00,00,000 (One Hundred Forty Five Crores) Equity Shares of Re. 1 (Rupee One) each and 2,50,00,000 (Two Crores Fifty Lakhs) Redeemable Cumulative Preference Shares of Rs. 2 (Rupees Two) each carrying an appropriate rate of dividend as fixed by the Board at the time of issue in accordance with applicable provisions of law if any, or otherwise, (free of Company's tax but subject to deduction of tax as required under the provisions of the Income Tax Act, 1961, for the time being in force), subject to be increased or decreased in accordance with the Company's regulations and legislative provisions for the time being in force in this behalf, and with power to divide the Shares in the Capital for the time being into Equity Share Capital and/or Preference Share Capital, with or without voting rights as may be permissible at law, and to attach thereto respectively, any preferential, qualified or special rights, privileges or conditions as may be determined by or in accordance with the provisions of the Act and the regulations of the Company, and to vary, modify or abrogate any such rights, privileges or conditions in such manner as may for the time being be provided by the regulations.

4(i)(b) Out of the aforesaid 2,50,00,000 (Two Crores Fifty Lakhs) Redeemable Cumulative Preference Shares of Rs.2 (Rupees Two) each, 21,00,000 (Twenty One Lakhs) preference shares (Indal Shares) carrying a rate of dividend of 6% per annum, shall be reserved for allotment to the members of Indian Aluminium Company, Limited (Indal) as shall be required in terms of the Scheme of Amalgamation of Indal with the Company sanctioned by the High Court of Judicature at Bombay and the High Court at Calcutta on the petitions presented to the said Courts. The same shall be redeemed at par by the Company on 1st April 2009 and for the purpose of such redemption, the provisions of Section 80 of the Act shall apply.

4(i)(c) The Redeemable Cumulative Preference Shares mentioned in sub-clause (a) above (Preference Shares) shall confer upon the holders thereof the rights out of the profits of the Company resolved to be distributed, to a fixed Cumulative Preferential Dividend at the rate determined in accordance with the provisions of Article 4(i)(a) above (free of Company's tax subject to deduction of tax as required under the provisions of the Income Tax Act, 1961, for the time being in force) on the Capital for the time being paid-up thereon and shall carry rights including in a winding-up to repayment of the Capital together with arrears of such fixed dividend accrued upto the commencement of the winding-up (whether earned or declared or not) in priority to the Equity Shares but shall not confer the right to any further participation in either profits or assets.

4(i)(d) The holders of the Preference Shares shall be entitled to dividend proportionately to the amounts paid, or credited as paid on the said Shares, and in the year of allotment, proportionately also to the portion of the period in respect of which the dividend is to be paid, being the portion commencing from the date of allotment and ending at the close of such period. Notwithstanding the foregoing, holders of Indal Shares shall be entitled to dividend with effect from 1st April 2007."

The existing Article 4(ii)(a) shall stand amended so as to read as under:

"4(ii)(a) Subject to the provisions of Section 80 of the Act, the Directors may at any time as may be determined by them, but not later than twenty years from the date of issue and allotment of the Preference Shares (excepting Indal Shares), apply the net profits or the moneys of the Company, which may be lawfully applied for the purpose, including any proceeds of a fresh issue of Shares made for the purpose of redemption, in redemption of the whole or any part of the Preference Shares for the time being issued and outstanding at par, together with a sum equal to the arrears of fixed dividend thereon, (whether earned or declared or not) down to the date of redemption.

In existing Article 4(ii)(e) the word "ten" shall be substituted by the word "twenty"."

PART C – ACCOUNTING TREATMENT

C-1. General accounting treatment:

(a) With effect from the Appointed Date and upon the Scheme becoming effective, the unabsorbed depreciation and losses of the Transferor Company shall be treated as the unabsorbed depreciation and losses of the Transferee Company as on the Appointed Date and the Transferee Company shall be entitled to carry forward the losses and unabsorbed depreciation of the Transferor Company and to revise its tax returns and including any loss, returns, related tax deduction certificates and to claim refund, advance tax credits, etc accordingly.

(b) All assets and Liabilities, including reserves, of the Transferor Company shall be recorded in the books of accounts of the Transferee Company at their existing carrying amounts and in the same form, save and except the items detailed below.

C-2. Treatment of certain individual Items:

(a) The difference between the cost of investments in the books of the Transferee Company representing investments in the Transferor Company together with the amounts recorded as share capital issued over the issued share capital of the Transferor Company shall be dealt in accordance with the generally accepted accounting principles.

(b) In case of any difference in the accounting policy between the Transferor Company and the Transferee Company, the impact of the same till the Appointed Date will be quantified and adjusted in the general reserves of the Transferee Company to ensure that the financial statements of the Transferee Company reflect the financial position on the basis of the consistent accounting policy.

(c) Upon or any time after the issuance of the Preference Shares pursuant to the Scheme, the Transferee Company shall create a capital redemption reserve for redemption of such Preference Shares.

PART D- GENERAL TERMS AND CONDITIONS:

D-1. Conduct of business as and from the Appointed Date till Effective Date:

(a) The Transferor Company shall carry on and be deemed to carry on its business and activities and stand possessed of its properties and assets for and on account of and in trust for the Transferee Company and all the profits accruing to the Transferor Company or losses arising or incurred by it shall for all purposes be treated as the profits or losses of the Transferee Company as the case may be.

(b) The Transferor Company hereby undertakes to carry on its business until the Effective Date with reasonable diligence and shall not, without the written consent of the Transferee Company, alienate, charge or otherwise deal with the Undertaking or any part thereof except in the ordinary course of its business.

(c) The Transferor Company shall not without the written concurrence of the Transferee Company vary the terms and conditions of the employment of its employees except in the ordinary course of business.

(d) The Transferor Company shall not undertake any new business or any substantial expansion, of its existing business or change the general character or nature of its business except with the written concurrence of the Transferee Company.

D-2. Dividend:

(a) The Transferor Company and the Transferee Company shall be entitled to declare and pay dividends, whether interim or final, to their respective equity shareholders in respect of the accounting period prior to the Effective Date. Provided that the equity shareholders of the Transferor Company shall not be entitled to dividend, if any, declared and paid by the Transferee Company to its equity shareholders for the accounting period prior to the Appointed Date.

(b) The holders of the equity shares of the Transferor Company and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association including the right to receive dividends.

D-3. Dissolution of the Transferor Company:

Pursuant to the Scheme becoming effective, the Transferor Company shall be dissolved without being wound up, without any further act, deed or instrument.

D-4. Application to relevant High Courts and other authorities:

The Transferor Company and the Transferee Company shall, with all reasonable dispatch, make respective applications under the applicable provisions of the said Act to the Hon'ble High Courts at Calcutta and Bombay for sanctioning and carrying out this Scheme of Amalgamation and for dissolution of the Transferor Company without winding up.

D-5. Modification of Amendment to the Scheme:

(a) The Transferor Company and the Transferee Company may assent from time to time on behalf of all persons concerned to any modifications or amendments or additions to this Scheme or to any conditions or limitations, which either the Board of Directors of the Transferor Company and the Transferee Company deem fit, or which the High Courts of Bombay and Calcutta and or any other authorities under law may deem fit to approve of or impose and which the Transferor Company and the Transferee Company may in their discretion deem fit and resolve all doubts or difficulties that may arise in carrying out and implementing the Scheme and to do, authorize and execute all acts, instruments, deeds, matters and things necessary, or to review the position relating to the satisfaction of the conditions of this Scheme and if necessary, to waive any of those (to the

extent permissible under law) for bringing the Scheme into effect. In the event any of the conditions that may be imposed by the Court or other authorities, which the Transferor Company and the Transferee Company may find unacceptable for any reason, then the Transferor Company and the Transferee Company are at liberty to withdraw the Scheme. The aforesaid powers of the Transferor Company and the Transferee Company may be exercised by their respective Boards of Directors, or a committee or committees of the concerned Board of Directors or any person authorized in that behalf by the concerned Boards of Directors (hereinafter referred to as "Delegates")

(b) For the purpose of giving effect of this Scheme or to any modifications or amendments thereof or additions thereto, the Delegates of the Transferor Company and the Transferee Company may give and are authorized to determine and give all such directions as are necessary including directions for settling or removing any question of doubt or difficulty that may arise and such determination or directions, as the case may be, shall be binding on all the parties, in the same manner as if the same were specifically incorporated in this Scheme.

D-6. Scheme conditional on approval/sanctions:

This Scheme is conditional upon and subject to :

(a) This Scheme being (i) approved by the respective requisites majorities of the various classes of members and creditors (where applicable) of the Transferor Company and the Transferee Company as required under the Act and (ii) sanctioned by the Hon'ble High Courts;

(b) Such other sanctions and approvals including but not limited to in principle approvals, sanctions by any Governmental Authority (in relation to the transfer of Undertaking, sales tax benefits or entitlements or loans), if any, as may be required by law in respect of this Scheme being obtained; and

(c) the certified copies of the orders of the High Courts referred to in this Scheme being filed with the Registrar of Companies, Maharashtra and the Registrar of Companies, West Bengal.

D-7. The Boards of Directors of the Transferor Company and the Transferee Company shall, upon the conditions being satisfied, or upon waiver of any condition that is capable of being waived, declare the Scheme as having come into effect.

PART E – OTHER TERMS AND CONDITIONS:

E-1 In the event of any of the said sanctions and approvals not being obtained or waived and/or the Scheme not being sanctioned by the High Courts at Calcutta and/or Bombay, the Scheme shall become null and void, and each party shall bear its respective costs, charges and expenses in connection with the Scheme of Amalgamation.

E-2. (a) In the event of this Scheme failing to take effect finally, including without limitation, due to any of the said sanctions and approvals referred to in Clause D-6 above not being obtained and/or complied with and /or satisfied and/or waived and/or this Scheme not being sanctioned by the relevant High Courts and/or order or orders not being passed as aforesaid, before 30th June, 2008 or such other date as may be mutually agreed upon by the respective Board of Directors of the Transferor Company and the Transferee Company who are hereby empowered and authorized to agree to and extend the aforesaid period from time to time in exercise of their powers through and by the respective Delegates, this Scheme shall stand revoked/ cancelled and be of no effect and become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or the shareholders or creditors or employees or any other person save and except in respect of any act or deed done prior thereto as is contemplated hereunder or as to any right, liability or obligation which has arisen or accrued pursuant thereto and which shall be governed and be preserved or worked out in accordance with the applicable law.

(b) Further, the Boards of Directors of the Transferor Company and the Transferee Company, including through or by the respective Delegates shall be entitled to revoke, cancel and declare the Scheme to be of no effect if such Boards of Directors are of the view that the coming into effect of the Scheme in terms of the provisions of this Scheme or filing of the drawn up orders with any authority could have adverse implication on the Transferor Company and/or the Transferee Company.

E-3. If any part or provision of this Scheme is found to be unworkable for any reason whatsoever, the same shall not, subject to the decision of the Transferor Company and the Transferee Company, affect the validity or implementation of the other parts and/or provisions of this Scheme.

The Transferor Company (by its Board of Directors) and the Transferee Company (by its Board of Directors), (either by themselves or through a committee or authorized officers appointed by them in this behalf), may, in their full and absolute discretion, modify, vary or withdraw this Scheme prior to the Effective Date in any manner at any time.

E-4. In the event of non-fulfillment of any or all obligations under this Scheme by any party towards any other party, inter-se or to third parties and non-performance of which will place the other party under any obligation, then such defaulting party will indemnify all costs and interest to such other affected party.

E-5 On the approval of the Scheme by the members of the Transferor Company and the members of the Transferee Company pursuant to Section 391 of the Act, it shall be deemed that the said members have also accorded all relevant consents under Section 31 and any other provisions of the Act to the extent the same may be considered applicable.

E-6. All costs, charges, levies and expenses in relation to or in connection with or incidental to this Scheme or the implementation thereof shall be borne and paid for by the Transferee Company.

IN THE HIGH COURT OF JUDICATURE AT BOMBAY

ORDINARY ORIGINAL CIVIL JURISDICTION

COMPANY APPLICATION NO. OF 2007

In the matter of the Companies Act, 1956;

And

In the matter of Sections 391 to 394 of the Companies Act, 1956;

And

In the matter of Hindalco Industries Limited, a company incorporated under the Companies Act, 1956 and having its Registered office at Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai – 400 030, Maharashtra;

And

In the matter of Scheme of Amalgamation of Indian Aluminium Company, Limited with Hindalco Industries Limited.

Hindalco Industries Limited. Applicant Company

FORM OF PROXY

I/We, the undersigned, as Equity shareholder(s) of Hindalco Industries Limited, the Applicant Company hereby appoint ____________________ of ____________________ and failing him/her __________ of ____________ as my/our proxy to act for for me/us at the Court convened meeting of the Equity Shareholders of the Applicant Company to be held at Ravindra Natya Mandir, Prabhadevi, Mumbai- 400 025 on 12th day of November, 2007 at 11:30 a.m. (11:30 Hours), for the purpose of considering and, if thought fit, approving, with or without modification, the arrangement embodied in the Scheme of Amalgamation of Indian Aluminium Company, Limited the Transferor Company with Hindalco Industries Limited, the Transferee Company and at such meeting and at any adjournment/s thereof, to vote for me/us and in my/our name(s) __________ (here, "if for" insert "for" "if against" insert "against" and in the latter case, strike out the words below after "Scheme of Amalgamation") the said arrangement embodied in the Scheme of Amalgamation either with or without modification, as my/our Proxy may approve.

Signed this ____________________ day of ____________________ 2007

Name : ____

Sign. of joint holder 1: ________________________________

Sign. of joint holder 2: ________________________________

Address: ____

Folio No./DP & Client ID No: ____________________________

Affix Re. 1 Revenue Stamp

Signature of the Member

No. of shares held: Fully Paid : ________ Partly Paid-up (50%): ________ Partly Paid-up (25%) : ________

NOTES:

1. The Proxy should be deposited at the Registered office of the Company at Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai- 400 030, Maharashtra, not later than 48 hours before the commencement of the meeting.
2. In case of multiple Proxies, Proxy later in time shall be accepted.
3. All alterations made in the form of Proxy should be initialled.

ATTENDANCE SLIP

(Please complete this Attendance Slip and hand it over at the registration counter for issuing Gate Pass for entering the Meeting Hall)

I/We hereby record my/our presence at the Court convened meeting of the Equity Shareholders of the Applicant Company to be held at Ravindra Natya Mandir, Prabhadevi, Mumbai- 400 025, on the 12th day of November, 2007 at 11:30 a.m. (11:30 Hours) for the purpose of considering and, if thought fit, approving, with or without modification, the Scheme of Amalgamation between Indian Aluminium Company, Limited with Hindalco Industries Limited and at such meeting and at any adjournment/s thereof.

Sign. of Member/Proxy holder: ____________________________

Name : ____

Sign. of jointholder 1: ________________________________

Sign. of jointholder 2: ________________________________

Address: ____

Folio No./DP & Client ID No.: ____________________________

No. of shares held: Fully Paid : ________ Partly Paid-up (50%): ________ Partly Paid-up (25%) : ________

NOTES

1. Members/proxy holders are requested to bring the original Attendance Slip duly filled with them when they come to the Meeting venue and hand it over at the Registration counter.
2. Incomplete Attendance Slips shall not be accepted for issuing the gate pass for entry in the Meeting Hall.
3. Members who come to attend the Meeting are requested to bring their own copy of Scheme of Amalgamation with them.

BOOK POST

UNDER CERTIFICATE OF POSTING

If undelivered, please return to:

HINDALCO INDUSTRIES LIMITED
INVESTORS SERVICE DEPARTMENT
AHURA CENTRE, 'B' WING, 1ST FLOOR,
MAHAKALI CAVES ROAD,
ANDHERI (E), MUMBAI - 400 093.

END

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